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                               FORM OF LETTER TO
                             SHAREHOLDERS WHO HAVE
                             REQUESTED INFORMATION

                   TEMPLETON VIETNAM OPPORTUNITIES FUND, INC.

                             500 EAST BROWARD BLVD.
                         FT. LAUDERDALE, FL 33394-3091

Dear Shareholder:

     As you requested, we are enclosing a copy of the Templeton Vietnam Opportunities Fund, Inc.'s (the "Fund") Offer to Purchase (the "Offer to Purchase") up to 4,029,302 shares of its issued and outstanding common stock, par value $0.01 per share (the "Shares"), for cash at a price equal to their net asset value ("NAV") determined as of the close of the regular trading session of the New York Stock Exchange on January 20, 1998, subject to the terms and conditions set forth in the Offer to Purchase dated December 19, 1997 and the related Letter of Transmittal (which together constitute the "Offer"). THE OFFER EXPIRES AT 12:00 MIDNIGHT, EASTERN STANDARD TIME ON JANUARY 20, 1998, UNLESS EXTENDED (THE "EXPIRATION DATE"). In the event that more than 4,029,302 Shares are tendered, the Fund intends to extend the Expiration Date of the Offer by ten business days in order to give shareholders who may not have initially tendered their Shares an opportunity to tender their Shares. If the Offer is extended beyond January 20, 1998, the purchase price for Shares will be their NAV determined as of the close of the regular trading session of the NYSE on the Expiration Date, as extended.

     If, after reviewing the information set forth in the Offer to Purchase and Letter of Transmittal, you wish to tender Shares for purchase by the Fund, please contact your broker, dealer or other nominee to tender your Shares for you or, if you are the record owner of the Shares, you may follow the instructions contained in the Offer to Purchase and Letter of Transmittal to tender your Shares. YOU MUST TENDER, OR CAUSE THE TENDER OF, ALL SHARES ACTUALLY OR CONSTRUCTIVELY OWNED BY YOU PURSUANT TO SECTION 318 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, AS OF THE DATE OF PURCHASE OF SHARES PURSUANT TO THE OFFER. You should consult your tax adviser as to the application of the constructive ownership rules of Section 318. Shares tendered shall include any shares received by shareholders pursuant to a dividend by the Fund or participation in the Fund's Dividend Reinvestment Plan. You are not required to pay a service charge to the Fund or to ChaseMellon Shareholder Services, L.L.C., the Depositary, in connection with your tender of Shares, but you may be charged a fee by a broker, dealer or other institution for processing the tender requested. You may elect to tender your Shares and receive cash or have the proceeds from the tender of Shares applied to a purchase of Class I shares of the following open-end investment companies distributed by Franklin Templeton Distributors, Inc.: Templeton Growth Fund, Inc.; Templeton Developing Markets Trust; and Templeton Pacific Growth Fund (collectively, the "Alternative Funds"). The sales charges for the purchase of shares of these three funds are waived in connection with a purchase pursuant to the Offer. The purchase of Alternative Fund shares with cash proceeds from the tender of Shares will be treated for tax purposes as a sale of Fund Shares and a purchase of the Alternative Fund shares, and may result in a taxable gain or loss. A current prospectus for each of the Alternative Funds, which you must obtain and should review before electing to purchase shares of the Alternative Funds, can be obtained free of charge by calling 1-800-DIAL-BEN (1-800-342-5236).

     Neither the Fund nor its Board of Directors is making any recommendation to you or any holder of Shares as to whether to tender Shares. You are urged to consult your broker, investment adviser or tax adviser before deciding whether to tender any Shares.

     The Fund's NAV on December 15, 1997 was $8.07 per Share. The NAV can be expected to vary with changes in the value of the investments held by the Fund. On January 20, 1998 the NAV may be higher or lower than it was on December 15, 1997. The Fund publishes its NAV each week in THE WALL STREET JOURNAL under the heading "Closed End Funds." The Fund's NAV is also published in THE NEW YORK TIMES and BARRON'S.

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     During the pendency of the Offer, you may obtain current NAV quotations for the Fund by calling as of the close of business on the previous business day Franklin Templeton's Fund Information Department, at 1-800-DIAL-BEN (1-800-342-5236) after 10:00 a.m. Eastern Standard time, Monday - Friday (except holidays). Requests for additional copies of the Offer to Purchase, the Letter of Transmittal and any other tender offer documents may also be directed to the Information Agent at 1-800-851-9671.

     Should you have any other questions on the enclosed material, please do not hesitate to contact your broker, dealer or other nominee, or call the Information Agent at the number set forth immediately above.

Yours truly,

TEMPLETON VIETNAM OPPORTUNITIES FUND, INC.

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